UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Solar Capital Ltd.

(Name of issuer)

Common Stock, par value $0.01 per share

(Title of class of securities)

83413U100

(CUSIP number)

Michael S. Gross

Chief Executive Officer

Solar Capital Ltd.

500 Park Avenue

New York, New York 10022

(212) 993-1670

(Name, address and telephone number of person authorized to receive notices and communications)

November 30, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 83413U100
1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MICHAEL S. GROSS
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds PF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 32,500
	8	Shared voting power 2,055,649
	9	Sole dispositive power 32,500
	10	Shared dispositive power 2,055,649
11	Aggregate amount beneficially owned by each reporting person 2,088,149 (See Item 5)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 5.76% (See Item 5)
14	Type of reporting person IN

SCHEDULE 13D

CUSIP No. 83413U100
1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BRUCE J. SPOHLER
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds PF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 2,055,649
	9	Sole dispositive power 0
	10	Shared dispositive power 2,055,649
11	Aggregate amount beneficially owned by each reporting person 2,055,649 (See Item 5)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 5.67% (See Item 5)
14	Type of reporting person IN

SCHEDULE 13D

CUSIP No. 83413U100
1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SOLAR CAPITAL INVESTORS, LLC
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* WC
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 1,340,649
	9	Sole dispositive power 0
	10	Shared dispositive power 1,340,649
11	Aggregate amount beneficially owned by each reporting person 1,340,649 (See Item 5)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 3.70% (See Item 5)
14	Type of reporting person OO

SCHEDULE 13D

CUSIP No. 83413U100
1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SOLAR CAPITAL INVESTORS II, LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds WC
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 715,000
	9	Sole dispositive power 0
	10	Shared dispositive power 715,000
11	Aggregate amount beneficially owned by each reporting person 715,000 (See Item 5)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 1.97% (See Item 5)
14	Type of reporting person OO

Item 1.	Security and Issuer

This Schedule 13D (the “Schedule 13D”) is being filed to report the beneficial ownership of shares of common stock, par value $0.01 per share (the “Common Stock”), of Solar Capital Ltd., a Maryland corporation (the “Issuer”) by each of the reporting persons named in this Schedule 13D (each, individually, a “Reporting Person” and collectively the “Reporting Persons”). The principal executive offices of the Issuer are located at 500 Park Avenue, New York, NY 10022.

Item 2.	Identity and Background

This Schedule 13D is being filed jointly by the following persons:

(1) Michael S. Gross, a United States citizen, is the President and Chief Executive Officer and the Chairman of the Board of Directors of the Issuer. The principal business and office address for Mr. Gross is 500 Park Avenue, New York, NY 10022.

(2) Bruce J. Spohler, a United States citizen, is the Chief Operating Officer and a member of the Board of Directors of the Issuer. The principal business and office address for Mr. Spohler is 500 Park Avenue, New York, NY 10022.

(3) Solar Capital Investors, LLC (“Solar I”) is a Delaware limited liability company. The principal business of Solar I is to hold investments in the securities of the Issuer. The principal business and office address for Solar I is 500 Park Avenue, New York, NY 10022. The controlling members of Solar I are Michael S. Gross and Bruce J. Spohler.

(4) Solar Capital Investors II, LLC (“Solar II”) is a Delaware limited liability company. The principal business of Solar II is to hold investments in the securities of the Issuer. The principal business and office address for Solar II is 500 Park Avenue, New York, NY 10022. The controlling members of Solar II are Michael S. Gross and Bruce J. Spohler.

During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such Reporting Person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On November 30, 2010, Solar II acquired 115,000 shares of the Issuer’s Common Stock at a purchase price equal to $22.94 per share, for an aggregate purchase price of $2,638,100. The acquisition occurred in connection with a private placement pursuant to a Subscription Agreement (as defined in Item 4 below). The funds used to purchase the shares were derived from working capital, which working capital was contributed from the personal funds of Messrs. Gross and Spohler.

Mr. Gross acquired in the open market (i) 10,000 shares of the Issuer’s Common Stock on May 18, 2010 at a purchase price equal to $21.20 per share, for an aggregate purchase price of $212,000 and (ii) 22,500 shares of the Issuer’s Common Stock on May 13, 2010 at a purchase price equal to $22.07 per share, for an aggregate purchase price of $496,575. The funds used to purchase the shares were derived from personal funds.

In connection with the Issuer’s initial public offering, on February 9, 2010, Solar Capital LLC, a Maryland limited liability company (“Solar LLC”), merged with and into the Issuer. In connection with the merger, pursuant to a Unit Exchange Agreement (as defined in Item 4 below), Solar I acquired 1,340,649 shares (the “Solar I Shares”) of the Issuer’s Common Stock in consideration for the ownership interests it beneficially owned in Solar LLC, which Solar LLC ownership interests were cancelled at the effective time of the merger pursuant to the terms of a Merger Agreement (as defined in Item 4 below).

In connection with the Issuer’s initial public offering, on February 9, 2010, Solar II acquired 600,000 shares (the “SPA Shares” and together with the Solar I Shares, the “IPO Shares”) of the Issuer’s Common Stock in a private placement pursuant to the terms of a Share Purchase Agreement (as defined in Item 4 below) with the Issuer at a purchase price of $18.50 per share, for an aggregate purchase price of $11,100,000. The funds used to purchase the shares were derived from working capital, which working capital was contributed from the personal funds of Messrs. Gross and Spohler.

Item 4.	Purpose of Transaction

On November 30, 2010, the Issuer and Solar II entered into a Subscription Agreement (the “Subscription Agreement”) in connection with the Issuer’s private placement of 2,965,000 shares of the Issuer’s Common Stock (which includes 2,850,000 shares of the Issuer’s Common Stock issued to other private placement investors), whereby Solar II purchased 115,000 shares of the Issuer’s Common Stock at a purchase price equal to $22.94 per share, for an aggregate purchase price of $2,638,100. The Subscription Agreement also sets forth the terms and conditions of the private placement, and contains customary representations and warranties from the Issuer and Solar II with respect to the qualifications and ability of each to enter into and complete the private placement. The private placement was not conducted in connection with a public offering and no public solicitation or advertisement was made or relied upon by Solar II in the private placement.

The acquisitions by Mr. Gross of 10,000 shares of the Issuer’s Common Stock on May 18, 2010 and 22,500 shares of the Issuer’s Common Stock on May 13, 2010 were made by purchase on the open market.

In connection with its initial public offering, on February 9, 2010, the Issuer entered into a Unit Exchange Agreement (the “Unit Exchange Agreement”) with Solar Cayman Limited, a Cayman Islands exempted company (“Solar Cayman”), Solar Offshore Limited, a Cayman Islands exempted company (“Solar Offshore”), and Solar Domestic LLC, a Delaware limited liability company (collectively, the “Feeder Companies”) and Solar Capital Management, LLC, a Delaware limited liability company. Under the terms of the Unit Exchange Agreement, the Issuer acquired all of the issued and outstanding ownership interests of Solar LLC from the Feeder Companies, in consideration for shares of the Issuer’s Common Stock. The shares of the Issuer’s Common Stock were issued directly to the equity holders of the Feeder Companies, based upon the equity holders’ relative ownership interests in the Feeder Companies. Solar I acquired the 1,340,649 Solar I Shares pursuant to the Unit Exchange Agreement. Immediately subsequent to the transactions contemplated in the Unit Exchange Agreement, Solar LLC merged with and into the Issuer pursuant to the terms of an Agreement and Plan of Merger by and between the Issuer and Solar LLC dated February 9, 2010 (the “Merger Agreement”), and all of the issued and outstanding ownership interests of Solar LLC were cancelled. The Solar I Shares are subject to the Registration Rights Agreement (as defined in Item 6 below), as discussed more fully in Item 6 below.

Also in connection with the Issuer’s initial public offering, on February 9, 2010, the Issuer entered into a Share Purchase Agreement (the “Share Purchase Agreement”) with Solar II. Under the terms of the Share Purchase Agreement, Solar II acquired the 600,000 SPA Shares in a private placement at a purchase price of $18.50 per share, for an aggregate purchase price of $11,100,000. The purchase price included in the Share Purchase Agreement was equal to the price per share of the Issuer’s Common Stock in the Issuer’s initial public offering. The Share Purchase Agreement also sets forth the terms and conditions of the private placement, and contains customary representations and warranties from the Issuer and Solar II with respect to the qualifications and ability of each to enter into and complete the private placement. The Share Purchase Agreement also provides that the SPA Shares are subject to the Registration Rights Agreement, as discussed more fully in Item 6 below.

The foregoing descriptions of the terms of the Subscription Agreement, the Unit Exchange Agreement, the Merger Agreement and the Share Purchase Agreement do not purport to be complete and are qualified in their entirety by reference to the form of Subscription Agreement, the form the Unit Exchange Agreement, the form of Agreement and Plan of Merger and the form of Share Purchase Agreement, which are incorporated by reference hereto as Exhibit 2, Exhibit 3, Exhibit 4 and Exhibit 5 to this Schedule 13D, respectively.

The Reporting Persons acquired the shares of the Issuer’s Common Stock described in this Schedule 13D for investment purposes. The Reporting Persons intend to continue to review their investment in the Issuer from time to time and may determine to purchase or sell additional shares of the Issuer’s Common Stock from time to time to the extent permitted by the agreements described in this Schedule 13D and applicable law. Any action or actions the Reporting Persons might undertake in respect of its Common Stock will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price level and liquidity of the Common Stock; general market and economic conditions; ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; tax considerations; and other factors and future developments.

Except as set forth in this Schedule 13D, the Reporting Persons have no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) The percentages set forth below and on pages 2 through 5 hereof are based on 33,270,844 shares of Common Stock outstanding, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2010, and 2,965,000 shares issued in connection with a private placement of the Issuer’s common stock that occurred on November 30, 2010, resulting in an aggregate 36,235,844 shares of the Issuer’s Common Stock issued and outstanding as of November 30, 2010.

(b) (i) Mr. Gross has sole voting and dispositive power with respect to 32,500 shares of the Issuer’s Common Stock and shared voting and dispositive power with respect to 2,055,649 shares of the Issuer’s Common Stock, which includes 1,340,649 shares of the Issuer’s Common stock held by Solar I and 715,000 shares of the Issuer’s common stock held by Solar II, both of which may be deemed to be beneficially owned by Mr. Gross by virtue of his ownership interests therein. Accordingly, Mr. Gross may be deemed to beneficially own 5.76% of the Issuer’s issued and outstanding Common Stock.

(ii) Mr. Spohler has shared voting and dispositive power with respect to 2,055,649 shares of the Issuer’s Common Stock, which includes 1,340,649 shares of the Issuer’s Common Stock held by Solar I and 715,000 shares of the Issuer’s Common Stock held by Solar II, both of which may be deemed to be beneficially owned by Mr. Spohler by virtue of his ownership interests therein. Accordingly, Mr. Spohler may be deemed to beneficially own 5.67% of the Issuer’s issued and outstanding Common Stock. Mr. Spohler may also be deemed to beneficially own an additional 32,500 shares of the Issuer’s Common Stock held directly by Mr. Gross. Mr. Spohler disclaims beneficial ownership over such shares held directly by Mr. Gross.

(iii) Solar I has shared voting and dispositive power with respect to 1,340,649 shares of the Issuer’s Common Stock. Accordingly, Solar I may be deemed to beneficially own 3.70% of the Issuer’s issued and outstanding Common Stock. Solar I may also be deemed to beneficially own an additional 747,500 shares of the Issuer’s Common Stock, including 715,000 shares of the Issuer’s Common Stock held by Solar II and 32,500 shares of the Issuer’s Common Stock held directly by Mr. Gross. Solar I disclaims beneficial ownership over such shares held by Mr. Gross and Solar II.

(iv) Solar II has shared voting and dispositive power with respect to 715,000 shares of the Issuer’s Common Stock. Accordingly, Solar II may be deemed to beneficially own 1.97% of the Issuer’s issued and outstanding Common Stock. Solar II may also be deemed to beneficially own an additional 1,373,149 shares of the Issuer’s Common Stock, including 1,340,649 shares of the Issuer’s Common Stock held by Solar I and 32,500 shares of the Issuer’s Common Stock held directly by Mr. Gross. Solar II disclaims beneficial ownership over such shares held by Mr. Gross and Solar I.

(c) Other than the acquisition of the shares of the Issuer’s Common Stock described in this Schedule 13D, there have been no transactions in the Issuer’s Common Stock effected by the Reporting Persons during the past 60 days.

(d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer’s Common Stock held by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached hereto as Exhibit 1 and is incorporated by reference herein.

On March 13, 2007, Solar I entered into a Registration Rights Agreement by and among the Issuer, Solar Cayman, Solar Offshore, Citigroup Global Markets Inc., J.P. Morgan Securities Inc. and certain other purchasers thereto (as amended, the “Registration Rights Agreement”), which covers the IPO Shares held by Solar I. Pursuant to the terms of the Share Purchase Agreement, the IPO Shares held by Solar II are also covered by the Registration Rights Agreement.

Under the terms of the Registration Rights Agreement, the Issuer agreed to use its commercially reasonable efforts to obtain effectiveness of a registration statement filed with the Securities and Exchange Commission to provide for the resale of the IPO Shares within 120 days of completion of the Issuer’s initial public offering. The Issuer will bear all customary costs and expenses incurred in connection with the registration pursuant to the Registration Rights Agreement, and all reasonable expenses incurred in performing or complying with the Issuer’s other obligations under the Registration Rights Agreement. The Registration Rights Agreement also provides for customary indemnification provisions by and among the Issuer and the security holders who may request to have their shares registered pursuant to the Registration Rights Agreement.

The Issuer’s registration statement on Form N-2 covering the IPO Shares was declared effective by the Securities and Exchange Commission on May 12, 2010.

The IPO Shares held by Solar I and Solar II are also subject to letter agreements entered into by Michael S. Gross (the “Gross Letter Agreement”) and Bruce J. Spohler (the “Spohler Letter Agreement” and together with the Gross Letter Agreement, the “Lock-Up Letter Agreements”) dated February 9, 2010. Under the terms of the Lock-Up Letter Agreements, the Reporting Persons have agreed, for a period of 365 days from the date of the Issuer’s initial public offering, that they will not, without the prior written consent of Citigroup Global Markets Inc. and J.P. Morgan Securities Inc., dispose of or hedge more than 50% of the IPO Shares or securities convertible or exchangeable for more than 50% of the IPO Shares.

The foregoing descriptions of the terms of the Registration Rights Agreement, the Gross Letter Agreement and the Spohler Letter Agreement do not purport to be complete and are qualified in their entirety by reference to the Registration Rights Agreement, the First Amendment to the Registration Rights Agreement, the Gross Letter Agreement and the Spohler Letter Agreement, which are incorporated by reference hereto as Exhibit 6, Exhibit 7, Exhibit 8 and Exhibit 9 to this Schedule 13D, respectively.

Except as otherwise described in this Schedule 13D, there are no agreements, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description of Exhibit

Exhibit 1	Joint Filing Agreement, dated December 10, 2010

Exhibit 2	Form of Subscription Agreement by and between the Issuer and Solar II (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 29, 2010)

Exhibit 3	Form of Unit Exchange Agreement by and among the Issuer, the Feeder Companies and Solar Capital Management, LLC (incorporated by reference to Exhibit K.9 to the Issuer’s registration statement on Form N-2 filed with the Securities and Exchange Commission on February 9, 2010)

Exhibit 4	Form of Agreement and Plan of Merger by and between the Issuer and Solar LLC (incorporated by reference to Exhibit K.8 to the Issuer’s registration statement on Form N-2 filed with the Securities and Exchange Commission on February 9, 2010)

Exhibit 5	Form of Share Purchase Agreement by and between the Issuer and Solar II (incorporated by reference to Exhibit K.7 to the Issuer’s registration statement on Form N-2 filed with the Securities and Exchange Commission on February 9, 2010)

Exhibit 6	Registration Rights Agreement by and between Registrant, Solar Cayman, Solar Offshore, Citigroup Global Markets Inc., J.P. Morgan Securities Inc. and certain other purchasers (incorporated by reference to Exhibit K.3 to the Issuer’s registration statement on Form N-2 filed with the Securities and Exchange Commission on January 18, 2008)

Exhibit 7	First Amendment to the Registration Rights Agreement by and among the Issuer, Solar Cayman, Solar Offshore, Citigroup Global Markets Inc., J.P. Morgan Securities Inc. and certain other purchasers (incorporated by reference to Exhibit K.4 to the Issuer’s registration statement on Form N-2 filed with the Securities and Exchange Commission on January 7, 2010)

Exhibit 8	Letter Agreement by Michael S. Gross, dated February 9, 2010

Exhibit 9	Letter Agreement by Bruce J. Spohler, dated February 9, 2010

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 10, 2010

MICHAEL S. GROSS

By:	/s/ Michael S. Gross

BRUCE J. SPOHLER

By:	/s/ Bruce J. Spohler

SOLAR CAPITAL INVESTORS, LLC

By:	/s/ Michael S. Gross
Name: Michael S. Gross
Title: Managing Member

SOLAR CAPITAL INVESTORS II, LLC

By:	/s/ Michael S. Gross
Name: Michael S. Gross
Title: Managing Member

Exhibit 1

AGREEMENT OF JOINT FILING

In accordance with Rule 13d-l(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned acknowledge and agree that this Schedule 13D is filed on behalf of each of the them and that all subsequent amendments to this Schedule 13D may be filed on behalf of each of them without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows that such information is inaccurate.

Dated: December 10, 2010

MICHAEL S. GROSS

By:	/s/ Michael S. Gross

BRUCE J. SPOHLER

By:	/s/ Bruce J. Spohler

SOLAR CAPITAL INVESTORS, LLC

By:	/s/ Michael S. Gross
Name: Michael S. Gross
Title: Managing Member

SOLAR CAPITAL INVESTORS II, LLC

By:	/s/ Michael S. Gross
Name: Michael S. Gross
Title: Managing Member